GRUPO CARSO, S.A. DE C.V.

RECEIVED
2006 NOV 13 P 1:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 7, 2006.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Was[redacted]
U.S.

SUPPL

06018414

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English versions of the following information of Grupo Carso, S.A. de C.V., related to public acquisition offering of stocks of Grupo Sanborns, S.A. de C.V., which were sent to the Bolsa Mexicana de Valores, S.A. de C.V.:

<u>Date of sending: August 7, 2006:</u>

"Grupo Carso, S.A. de C.V. announces that its Board of Directors, in the meeting held today, resolved that Grupo Carso, S.A. de C.V. carries out a public acquisition offering of up to the entirety of stocks representing the outstanding capital stock of Grupo Sanborns, S.A. de C.V. that are not of its ownership, at a price of MXP$26.00 (Twenty-six pesos and 00/100 Mexican Currency) per stock. In the event, that Grupo Carso, S.A. de C.V., acquires the total amount of the stocks that integrate the offering, the maximum sum of the transaction would amount to MXP$4,100,000,000.00 (Four Billion One hundred million pesos and 00/100 Mexican currency). Likewise, the Board of Directors of Grupo Carso, S.A. de C.V. resolved that in due time, the required corporate actions be undertaken including the call for an Extraordinary Stockholders General Assembly of Grupo Sanborns, S.A. de C.V. that shall resolve about the request to write-off its stocks registration at the National Securities Registry of the National Banking and Securities Commission."

PROCESSED
NOV 15 2006
THOMSON FINANCIAL

<u>Date of sending: October 13, 2006:</u>

"Grupo Carso, S.A. de C.V. ("Grupo Carso") informs the investors public that the certification requested in accordance with Rule 3.11.3 of the Set of Fiscal Amendments (Miscelanea) for 2006 (the "Rule 3.11.3") was not obtained. Therefore the financial brokers that shall intervene in the transfer of the stocks in

the public acquisition offering of the stocks representing the capital stock of Grupo Sanborns, S.A. de C.V., must have to withhold, without any deduction from the corresponding price to each shareholder natural sales person, considered as original stockholder, the 5% (five percent), pursuant articles 60, 109, fraction XXVI, and 190, tenth paragraph, of the Income Tax Act .

In order to care for the interest of the investors public, Grupo Carso informs that it shall maintain its interest in continuing to acquire through the Mexican Stock Exchange stocks representing the capital stock of Grupo Sanborns at a price of MXP$26.00 from the moment the offering concludes, until the time that the registration of Grupo Sanborns stocks has been written-off on the National Securities Registry."

Date of sending: October 19, 2006:

"We allow ourselves to inform this H. Authority that as a result of the public acquisitions offering and up to the entirety of stocks representing the outstanding capital stock of Grupo Sanborns, S.A. de C.V. (the "Issuer"), that Grupo Carso, S.A. de C.V. carried out and concluded yesterday, 70'800,363 stocks were acquired representing the paid capital stock paid of the Issuer, which accounts for 44.92% of the stocks that integrated the public offering, at a total price of $1,840'809,438.00; remaining among the investors public a total of 86'817,269 stocks of the Issuer".

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact